EXHIBIT 21
SUBSIDIARIES OF USEC Inc.

Name of Subsidiary	State of Incorporation
United States Enrichment Corporation	Delaware

USEC Services Corporation	Delaware

USEC Overseas, Inc.	U.S. Virgin Islands

NAC Holding Inc.	Delaware

NAC International Inc. (a subsidiary of NAC Holding Inc.)	Delaware